

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-mail
Candice L. Cheeseman
General Counsel
Rose Rock Midstream, L.P.
Two Warren Place
6120 S. Yale Avenue, Suite 700
Tulsa, Oklahoma 74136-4216

**Re: Rose Rock Midstream, L.P.
Registration Statement on Form S-1
Filed August 12, 2011
File No. 333-176260**

Dear Ms. Cheeseman:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. With your next amendment or as soon as practicable thereafter, please file all omitted exhibits and Appendix A. Note that you will need to allow time for our review once you file all these documents.

3. We remind you of the requirements to update your financial statements and related disclosure throughout the filing to comply with the requirements of Article 3-12 of Regulation S-X.

4. In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

5. Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

6. You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

7. In connection with the minimum quarterly distribution disclosure, we refer you to the Commission's policy on projections in Item 10(b) of Regulation S-K.

8. Please review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests as well as Industry Guide 5. For example, and without limitation, please disclose your use of proceeds in tabular format set forth in Industry Guide 5, Section 2B.

9. Please provide us with all promotional and sales materials prior to their use. See Industry Guide 5, Section 19.D. Once we review the materials, we will need sufficient time to complete our review and may have additional comments.

10. We note that the general partner has the right in certain circumstances to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

11. Please revise your filing to define each defined term at the place of first use in the prospectus. For example, we note that "predecessor" is not defined.

12. Also, please include applicable defined terms in your ownership chart on page 9.

Ms. Candice L. Cheeseman
Rose Rock Midstream, L.P.
September 8, 2011
Page 3

13. Where you reference other sections of your prospectus, please provide relevant page numbers. For example, and without limitation, we note your reference at page 1 to the section captioned "Summary Historical and Pro Forma Financial and Operating Data— Non-GAAP Financial Measures."

14. Please provide support for any conclusory statements, such as those in the second paragraph under the subsection entitled, "Industry Trends" on page 3.

15. We note the statement on page iv that "The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units." Please explain the purpose of this statement and whether it is meant to curtail investors' understanding of their rights under the securities laws, including Rule 159 of the Securities Act.

16. We note your statement on page iv regarding data in the prospectus "including the reports and other information our competitors file with the Securities and Exchange Commission, or SEC, which we did not participate in preparing and as to which we make no representation regarding accuracy or adequacy." You are responsible for ensuring that information contained in *your* filing is materially accurate and complete. Please delete this and any other statements that may indicate otherwise.

Summary, page 1

Our Relationship with SemGroup, page 5

17. Please include in this subsection a discussion of petition for reorganization under Chapter 11 by SemGroup and certain of its subsidiaries and the emergency from bankruptcy on November 30, 2009.

Risks Inherent in an Investment in Us, page 7

18. Please expand the fourth bullet point to specify, or provide a cross-reference to later discussion of, how the remedies available to your unitholders are restricted by the partnership agreement.

The Offering, page 12

19. We note that if the underwriters exercise their option to purchase additional common units, the proceeds from these additional common units would be used to redeem common units from SemGroup. The practical effect of this appears to be the same as if the common units were sold in the public offering by SemGroup. As such, please revise your filing to identify SemGroup as an underwriter with respect to these shares.

Non-GAAP Financial Measures, page 19

20. We note you have identified net income as the most directly comparable financial measure under GAAP to adjusted gross margin. You define adjusted gross margin as total revenues minus costs of products sold and unrealized gain (loss) on derivatives. Based on your definition, it appears operating income may be the most directly comparable financial measure under GAAP. Tell us why you selected net income as opposed to operating income as the most directly comparable financial measure. Please revise your disclosures, as applicable.

21. We note the adjustment for unrealized gains and losses on derivatives in the table presented on page 20 detailing the reconciliation of adjusted gross margin. We note in most cases the adjustment amounts for each period agree with the "change in net derivative asset/liability" line item in the predecessor statement of cash flows for the corresponding periods. However, we are unable to reconcile the difference between these amounts and the realized and unrealized gains (losses) on commodity contracts amounts presented in the financial instruments footnotes on pages F-17 and F-40. Please ensure the amounts disclosed in your footnotes adequately addresses the disclosure requirements of ASC 815-10-50-4A(b). Further, please tell us the difference between the amounts in the footnote and the amount presented in the statement of cash flows. In your response, please address why the amounts in the statement of cash flows are used in the reconciliation of adjusted gross margin as opposed to the realized and unrealized gain (loss) amounts disclosed in the footnotes.

Risk Factors, page 21

22. We note your disclosures of legal proceedings on page 125. Please add a related risk factor with respect to legal proceedings that may have a material adverse effect on the partnership.

Our partnership agreement restricts the voting rights…, page 39

23. Please expand to clarify, if true, that this restriction effectively means that SemGroup and its affiliates will be able to maintain control of the major decisions affecting the issuer.

Our Cash Distribution Policy and Restrictions on Distributions, page 53

24. With a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, quantifying any shortfalls. Also, please discuss any potential shortfall in making distributions to all unitholders for any of the most recent four fiscal quarters.

25. Please tell us whether Adjusted EBITDA is a defined term in the partnership agreement.

26. The footnotes to the tables presented on pages 57 and 60 refer the reader to the reconciliation of adjusted EBITDA in another section of the filing. However, we are unable to locate the reconciliation of pro forma adjusted EBITDA for the twelve months ended March 31, 2011 and estimated adjusted EBITDA for the twelve months ended September 30, 2012. Please provide these reconciliations or tell us where they are located.

Estimated Adjusted EBITDA for the Twelve Months Ending September 30, 2012, page 58

27. Rather than providing only the pro forma twelve months ending September 30, 2012, in the aggregate, also provide tabular disclosure which shows the next four fiscal quarters individually. If you do not intend to provide updated information for a four quarter period that ends at least 12 full months in the future, please explain why.

28. Please describe in necessary detail all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements.

Partnership Statement of Estimated Adjusted EBITDA, page 60

29. In footnote (4) to the table on page 60, you state total interest expense of $3,442 represents the pro forma interest on $15.4 million in average borrowings at an assumed interest rate of 5.75%, pro forma amortization of credit facility arrangement fees, and letters of credit and commitment fees. We also note cash interest expense totals $2,778 in the table, which appears to equal $3,442 total interest expense less the pro forma amortization of credit facility arrangement fees for the period of approximately $664. We are unable to recalculate the $2,778 cash interest expense assuming $15.4 million average borrowings at a 5.75% interest rate. Please reconcile the $2,778 cash interest expense to your borrowings and interest rate assumptions to clarify our understanding.

Assumptions and Considerations, page 61

30. Please provide a table that takes into account all inputs and assumptions, such as your cost of products sold, rather than just the one table for revenues and the one table for storage capacity and transportation, marketing and unloading volumes.

31. Please revise to clarify that you discuss in this section all material assumptions and that any assumptions not discussed were not deemed to be material.

32. Please be sure to update your assumptions and considerations to use data as of a recent date, such as the price of crude oil per barrel.

33. Please be sure that you have included the basis for all projected increases or decreases. For example, in the second bullet point on page 62, please explain why you expect an increase in transportation volumes.

34. We note your discussion here and in other sections of the filing of the shift in Kansas and Oklahoma operations from fee-based transportation agreements to fixed-margin transactions and its impact on product and service revenues in the statements of operations. Please expand your disclosures in management's discussion and analysis to discuss this trend in more detail, the reasons for the shift, its overall impact on your business and expected impact on future periods beyond the location of where revenue is reflected in the financial statements.

35. On a similar note, you state here and in your discussion of results of operations within management's discussion and analysis, that the shift in operations from fee-based to fixed-margin transactions will also impact cost of goods sold. It is our understanding that fixed-margin transactions, which you have described as nonmonetary transactions relating to purchases and sales of inventory between the same counterparty as described in ASC 845-10-15. Under this accounting guidance, the cost portion of these transactions are reflected on a net basis within product revenue and not within cost of products sold. Your assumptions for forecasted periods include an increase to cost of products sold, which you attribute to the shift from fee-based to fixed-margin transactions. This explanation appears inconsistent as we would expect cost of products sold to decrease as additional fixed-margin transactions are reflected net within product revenue. Please clarify our understanding for the forecasted increase in cost of products sold. Similar expanded disclosure should be made consistently to your discussion of results of operations between financial periods within management's discussion and analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

Adjusted Gross Margin, page 86

36. You state adjusted gross margin allows you to make a meaningful comparison of operating results between fee-based activities and fixed-margin and marketing operations. A reference is made to the reconciliation of non-GAAP measures on pages 84 and 85. You further discuss the changes in adjusted gross margin between periods by revenue type on pages 93, 95, 98 and 100. However, we are unable to locate disclosure of adjusted gross margin by revenue type and a related reconciliation in your filing. As you have disclosed that adjusted gross margin is an important financial measure used to manage and evaluate the business by revenue type, please expand your disclosures to provide the amounts and reconciliations to support your current disclosure of changes in operations between periods.

Results of Operations, page 91

Revenue, page 92

37. We understand the overall increase to product revenue and decrease in service revenue is due in part to a shift in operations from fee-based transportation agreements to fixed-margin transactions, which caused a shift in revenue recognized in the service revenue line item to the product revenue line item. However, we note the decrease in service revenue is approximately $3.3 million between the three month periods ending March 31, 2011 and 2010. The increase in product revenue for the same periods is approximately $33.8 million. Please expand your disclosures in this section of the filing to address more specifically the reason for the additional increase to product revenue. You briefly state an increase in sales price of crude oil attributed to the difference; however, your current disclosure does not address changes in volume sold. In addition, please review and revise the remaining disclosures in this section, in addition to your assumptions and considerations disclosure for forecasted information on page 61, relating to other financial period comparisons to further clarify the reason for variation between periods.

Year Ended December 31, 2010 Versus Eleven Months Ended November 30 2009, page 94

38. Please remove the "unaudited" label from the table presented on pages 94 and 95 as it appears this information is based on the audited financial statements for the respective periods included in the filing. Please review the remaining tables in your filing to remove all similar incorrect labels.

39. Your disclosure explaining the decrease in product revenue between the 11 months ended November 30, 2009 and the 12 months ended December 31, 2010 appears inconsistent. You state the reason for the decrease is due to an overall increase in the average sales price of crude oil. This explanation would appear to support an increase in revenues. Please revise your disclosure to clarify the reason for the decrease between periods.

Cash Flows, page 101

40. We note that you explain your cash flow activity simply by describing the items identified on the face of your statement of cash flows. Please enhance your discussion and analysis to address the material changes in the underlying drivers to explain the reason for variation between periods. Refer to FRC 501.13.b for further guidance.

Critical Accounting Policies and Estimates, page 105

41. We note that you identify and disclose several critical accounting policies and the specific areas of judgment or uncertainty required by management that impact your financial statements. However, your accounting policy disclosures lack association with the areas of judgment you have identified in order to create an understanding of its impact on your liquidity, capital resources, and results of operations. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance.

Business, page 113

Assets and Operations, page 116

42. You disclose on page 26 that you have several customers who accounted for more than 10% of total revenue for the year ended December 31, 2010 and three months ended March 31, 2011. Please identify these customers by name and explain to the extent any such customer overlaps your business segments.

43. Please also file any contracts with these customers as exhibits or tell us why these do not need to be filed. See Item 601(b)(10)(ii)(B) of Regulation of S-K.

Cushing Storage, page 117

44. You state in the second paragraph of this section: "Our Cushing storage tanks had a weighted average age of only two years as of June 30, 2011." However, at the end of the fourth paragraph in this section, you state: "Our existing storage contracts had a weighted average life of 4.5 years as of June 30, 2011, and none of our third-party contracts expire before 2015." Please expand your disclosure surrounding these statements to address how the short life span of your assets will impact your business and expected revenues from long-term contracts in future periods. Tell us whether your expected additional storage capacity of 1.95 million barrels is expected to replace your current storage tanks with a shorter life span. Your disclosures should address the overall impact to your business and any additional capital or maintenance expenditures you expect to incur.

Platteville Facility, page 120

45. In the second paragraph of this section, you state: "While we do not currently contract directly with any of the customers at our Platteville facility, certain of our customers have entered in to longer-term, take-or-pay contracts on the White Cliffs Pipeline, whereby they pay a fixed minimum monthly fee regardless of the volumes actually unloaded at our facility." Please explain your relationship with these customers at the Platteville facility if you "do not currently contract directly". Furthermore, tell us how you meet the requirements of SAB 13 for revenue recognition from transactions with these customers.

Operational Hazards and Insurance, page 120

46. We note your risk factor disclosure on page 32 regarding costs and liabilities in the future resulting from "an accidental release of hazardous substances, crude oil or wastes into the environment." We also note your disclosures of your insurance policy limits for sudden and accidental pollution on page 120. Please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from an oil spill. For example, please disclose any other mitigation resources and related provisions in your contracts with third parties with respect to allocation of liability or indemnification. Such disclosure should be set forth in the "Business" section of your registration statement and in the "Risk Factors" section, as applicable.

Management, page 128

47. Please file all agreements with your NEOs, including the severance agreements and employment agreements.

Material Federal Income Tax Consequences, page 171

48. Please revise your filing to remove any implication that investors are not entitled to rely on your disclosure regarding U.S. federal income tax matters, or the related opinion from counsel. In that regard, we note your statement that the trust encourages each prospective trust unitholder to depend on his own tax advisor.

49. Please revise each subsection or section to clarify precisely which portion(s) constitute(s) the opinion(s) of named counsel.

Cautionary Statement Regarding Forward-Looking Statements, page 196

50. Please remove the word "will" from your list of forward-looking statements.

Index to Financial Statements, page F-1

> 51. Please correct the date of the Audited Balance Sheet presented for Rose Rock Midstream, L.P. The balance sheet presented on page F-9 is as of August 11, 2011.

Note 2. Pro Forma Adjustments, page F-6

> 52. We note your adjustment to increase general and administrative expense for the expected $1.5 million in incremental annual general and administrative expenses resulting from SemGroup allocating additional overhead upon completion of the offering. Please tell us why you believe this adjustment meets the requirements of Rule 11-02(b)(6) as factually supportable. Tell us how the nature of these expenses differs from the $2.3 million in incremental costs as a result of being a public company, as described on page F-6.

Rose Rock Midstream Predecessor, page F-12

Unaudited Condensed Combined Statements of Cash Flows, page F-13

> 53. Please revise the "Net cash provided by operating activities" line item to provide the detailed operating cash flow activity line items using the direct or indirect method to arrive at this subtotal.

Notes to Unaudited Condensed Combined Financial Statements, page F-14

> 54. Please disclose the nature and impact of subsequent events as required by ASC 855-10. In addition, please ensure you have made similar disclosure in your audited predecessor financial statements as of December 31, 2010.

Summary of Significant Accounting Policies

Revenue Recognition, page F-31

> 55. Please expand your footnote disclosures to discuss how revenue is recognized by transaction type as you have presented elsewhere in the filing: fee-based services, fixed-margin transactions and marketing activities.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: G. Michael O'Leary
        Andrews Kurth LLP